SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


Date of Report October 8, 2003

                           CRUSADE MANAGEMENT LIMITED,
              as manager of the Crusade Global Trust No. 1 of 2001
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             (Exact name of Registrant as specified in its Charter)


             LEVEL 11, 55 MARKET STREET, SYDNEY, NSW 2000, AUSTRALIA
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]       Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]            No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________________.

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ITEM 5.  OTHER EVENTS

         On September 26, 2003, Perpetual Trustees Consolidated Limited (the "Trustee"), Crusade Management Limited (the "Manager"), St.George Bank Limited (as "Approved Seller", "Servicer" and "Indemnifier"), St.George Custodial Pty Limited (the "Custodian"), P.T. Limited (the "Security Trustee") and Wilmington Trust Company (the "Note Trustee") entered into the Amended Supplementary Terms Notice, attached hereto as Exhibit 4.2/A.

         Due to changes to Australian Taxation Law, amendments have needed to be made to the Crusade Trust No. 1 of 2001 Supplementary Terms Notice dated February 27, 2001. The changes do not alter the rights or entitlements of any Class of Noteholder. The changes in Taxation Law groups wholly owned subsidiaries of an entity into a single entity for tax purposes. The existing Trust structure with the beneficiary, Crusade Management Limited, a wholly owned subsidiary of St.George Bank Limited, could have come contingently liable for tax liabilities of the St.George Group. To avoid this situation, the Trust has been unitized. The existing beneficiary taking a "Residual Income Unit" and while a party external to the St.George Group being transferred a "Residual Capital Unit". By doing so, the Trust can no longer be consolidated into the St.George Group for tax purposes.

         Capitalized terms not defined herein have the meanings assigned them in the Amendment Deed Supplementary Terms Notice.


ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

         (a)  Financial Statements of Business Acquired.

                  Not Applicable.

         (b)  Pro Forma Financial Information.

                  Not Applicable.

         (c)  Exhibits.

                  EXHIBIT NO.             DOCUMENT DESCRIPTION
                  -----------             --------------------

                  4.2/A Amendment Deed Supplementary Terms Notice dated September 26, 2003.



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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.



                                    Crusade Management Limited,
                                    as Trust Manager for the Crusade Global
                                    Trust No. 1 of 2001
                                    --------------------------------------------
                                    (Registrant)



Dated: October 3, 2003              By:    /S/  ROGER DESMARCHELIER
                                       -----------------------------------------
                                    Name:   Roger Desmarchelier
                                    Title:  Executive Manager




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


                                  EXHIBIT INDEX

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EXHIBIT NO.  DOCUMENT DESCRIPTION
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4.2/A        Amendment Deed Supplementary Terms Notice dated September 26, 2003.







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